SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

PIEDMONT OFFICE REALTY TRUST, INC.

(Name of Subject Company)

PIEDMONT OFFICE REALTY TRUST, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

720190 107

(CUSIP Number of Class of Securities)

Donald A. Miller, CFA

Chief Executive Officer

Piedmont Office Realty Trust, Inc.

11695 Johns Creek Parkway, Suite 350

Johns Creek, Georgia 30097

(770) 418-8800

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and communications on Behalf of the Person Filing Statement)

Copies to:

John J. Kelley III

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, GA 30309-3521

(404) 572-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to an offer (the “Offer”) by Madison Investment Trust Series 108, Madison Liquidity Investors, LLC, and Madison Capital Management, LLC (collectively, “Madison”) to purchase up to 23,800,000 shares (the “Shares”) of the outstanding common stock, par value $0.01 per share (the “Common Stock”), of Piedmont Office Realty Trust, Inc., a Maryland corporation (the “Company”) at a price of $7.00 per Share, less the amount of any dividends declared or made with respect to the Shares between September 30, 2008 and October 17, 2008 or such other date to which the Offer is extended (the “Offer Price”). As discussed below, the Board of Directors unanimously recommends that the Company’s stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

Item 1.	Subject Company Information

The Company’s name and the address and telephone number of its principal executive offices are as follows:

Piedmont Office Realty Trust, Inc.

11695 Johns Creek Parkway, Suite 350

Johns Creek, Georgia 30097

(770) 418-8800.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Common Stock, of which there were 471,859,362 shares outstanding as of September 8, 2008.

Item 2.	Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the tender offer by Madison pursuant to which Madison has offered to purchase, subject to certain terms and conditions, up to 23,800,000 outstanding Shares of Common Stock at a cash purchase price of $7.00 per share, less the amount of any dividends declared or made with respect to the Shares between September 30, 2008 and October 17, 2008 or such other date to which the Offer is extended. The Offer is on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO filed by Madison with the Securities and Exchange Commission (the “SEC”) on September 5, 2008 (together with the exhibits thereto, the “Schedule TO”). Unless the Offer is extended, it will expire on October 17, 2008. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the “Offer.”

According to Madison’s Schedule TO, the names, business addresses and telephone numbers of the individual offerors are Madison Investment Trust Series 108, 6310 Lamar Ave, Suite 120, Overland Park, Kansas 66202, (800) 896-8913, Madison Liquidity Investors, LLC, 6310 Lamar Ave, Suite 120, Overland Park, Kansas 66202, (800) 896-8913 and Madison Capital Management, LLC, 5619 DTC Parkway, Suite 800, Greenwood Village, CO 80111, (800) 896-8913 .

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) Madison and its executive officers, directors or affiliates or (ii) the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Executive Compensation,” “Certain Relationships and Related Transactions” and “Stock Ownership” in the Definitive Proxy Statement on Schedule 14A dated July 30, 2008 and incorporated herein by reference. The Definitive Proxy Statement on Schedule 14A was previously delivered to all stockholders and is available for free on the SEC’s Web site at www.sec.gov.

Item 4.	The Solicitation or Recommendation

(a)	Solicitation or Recommendation.

The Board of Directors thoroughly evaluated and assessed the terms of the Offer together with outside advisors. The Board of Directors has unanimously determined that the Offer is not in the best interests of the stockholders of the Company and recommends that the Company’s stockholders reject the Offer and not tender their Shares to Madison pursuant to the Offer.

Accordingly, the Board of Directors unanimously recommends that the Company’s stockholders reject the Offer and not tender Shares for purchase pursuant to the Offer.

(b)	Background.

Madison or its affiliates have made four separate tender offers for Shares owned by the Company’s stockholders since 2007 at prices ranging from $8.00 per share in its Schedule TO filed February 27, 2007, $8.50 per share in its Schedule TO filed May 4, 2007, $7.50 per share in its Schedule TO filed October 24, 2007 and $7.00 per share in its most recent Schedule TO filed September 5, 2008, in each case less the amount of any dividends declared or made with respect to the Shares on or between the date of the Schedule TO and the expiration of the tender offer. According to amendments filed to the Schedules TO by Madison a total of 462,166 Shares were tendered pursuant to the February 27, 2007 tender offer, a total of 1,057,274 Shares were tendered pursuant to the May 4, 2007 tender offer and a total of 694,370 shares were tendered pursuant to the October 24, 2007 tender offer. In each of these tender offers, Madison has applied a discount to the estimated net asset value of the Company’s assets in order to establish the Offer Price. Madison included the following disclosure in its most recent Schedule TO filed September 5, 2008:

“The Purchaser arrived at the $7.00 Offer Price by applying an approximate 19.5% liquidity discount to the Estimated Net Asset Value of the Corporation’s assets. The Purchaser used a 19.5% discount because such a discount would meet the return targets based on the estimated time frame, considering the extension of the required liquidity time frame that the Corporation received shareholder approval for in December 2007, to potentially reach the Estimated Net Asset Value but nevertheless result in a significant number of shareholders choosing to sell. The Purchaser applies such a discount with the intention of making a profit by holding on to the Shares until the Corporation is liquidated, sold, or listed on a national securities exchange or NASDAQ, at a per-share price that is hopefully at close to the full Estimated Net Asset Value.”

The Board of Directors believes that the Offer is an opportunistic attempt to deprive the Company’s stockholders who tender shares in the Offer of the potential opportunity to realize the full long-term value of their investment in the Company. In addition, as Madison has stated, the Offer Price represents the lowest price that might be acceptable to stockholders consistent with Madison’s objectives and its intention is to make a profit from the ownership of the Shares.

(c)	Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board of Directors (1) consulted with the Company’s management, as well as the Company’s outside advisors; (2) reviewed the terms and conditions of the Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of properties and future opportunities; and (4) evaluated various relevant and material factors in light of the Board of Director’s knowledge of the Company’s business, financial condition, portfolio of properties, and future prospects.

The reasons for the Board of Director’s recommendation include, without limitation:

•

the Board of Director’s belief that, given the timing of the Offer and the Offer Price, the Offer represents an opportunistic attempt to deprive the Company’s stockholders who tender shares in the Offer of the potential opportunity to realize the full long-term value of their investment in the Company; provided that there can be no assurance as to the actual long term value of the Company’s shares as such value is dependent on a number of factors including general economic conditions and the other factors discussed in Item 8 “Additional Information”;

•	the Board of Director’s significant knowledge of the strength of the Company’s assets;

•

extensive discussions with Morgan Stanley & Co. Incorporated, Robert A. Stanger & Co., and J.P. Morgan Securities Inc., the Company’s financial advisors, regarding the long-term potential values of the Company and its shares based on various potential future strategies;

•

extensive discussions with Morgan Stanley & Co. Incorporated, Robert A. Stanger & Co., and J.P. Morgan Securities Inc., the Company’s financial advisors, regarding the current credit crisis and financial market instability both in the U.S. and abroad;

•

the fact that the Company’s last estimated net asset value per share determination based on the Company’s estimated net asset value as of December 31, 2007 was $8.70 and is in excess of the Offer Price on a per share basis;

•

the fact that Madison will reduce the Offer Price by ordinary dividends paid by the Company and stockholders who tender shares in the Offer will not receive the fourth quarter dividend declared by the Board of Directors;

•	the fact that the Company’s share redemption program, which may be amended at anytime, is currently scheduled to reset its pool of shares for ordinary redemptions as of January 1, 2009; and

•	the Offer is subject to certain conditions, many of which provide Madison with the sole discretion to determine whether the conditions have been met, including:

•

that no change or development shall have occurred or been threatened in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Company, which in the reasonable judgment of Madison, is or will be materially adverse to the Company; and

•	that Madison shall not have become aware of any fact that, in the reasonable judgment of Madison, does or will have a material adverse effect on the value of the Shares.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has unanimously determined that the Offer is not in the best interests of the Company’s stockholders. Accordingly, the Board of Directors unanimously recommends that the stockholders reject the Offer and not tender their Shares to Madison for purchase pursuant to the Offer.

(d)	Intent to Tender.

To the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

Not applicable.

Item 6.	Interest in Securities of the Subject Company

Except as described below, during the past 60 days, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

Name of Purchaser	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price Per Share
Company	August 6, 2008	Company repurchase	3,909,701	$8.31
Company	August 22, 2008	Company repurchase	750	$8.31
William H. Keogler, Jr.	August 28, 2008	purchase from Company	68,966	$8.70
Frank C. McDowell	August 28, 2008	purchase from Company	10,000	$8.70

Each of these transactions was effected privately between the parties thereto.

Item 7.	Purposes of the Transaction and Plans or Proposals

The Company has not undertaken any action and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Additionally, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the foregoing matters.

Item 8.	Additional Information

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods. Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this report is filed with the SEC. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Schedule 14D-9, and the Company does not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive and market conditions, all of which are difficult or impossible to predict accurately. To the extent that the Company’s assumptions differ from actual results, the Company’s ability to meet such forward-looking statements, including the Company’s ability to generate positive cash flow from operations, provide dividends to stockholders and maintain the value of the Company’s real estate properties, may be significantly hindered. Some of the risks and uncertainties, although not all risks and uncertainties, which could cause actual results to differ materially from those presented in certain forward-looking statements are as follows:

•

The current credit crisis and financial market instability, availability of financing, interest rates, and other factors, all of which are beyond our control, affect the real estate market and the value of our assets, which consequently affects the value of your investment in the Company and will also affect our ability to complete a listing or other liquidity event.

•

As our stock is currently not listed on a national exchange, there is no established public trading market for our stock. Consequently, there is the risk that you may not be able to sell our stock at a time or price acceptable to you.

•

The $8.70 estimated net asset value per share is only an estimate, and is based upon a number of assumptions and estimates, which may not be accurate or complete. There were no liquidity discounts applied to this estimated valuation. Further, this should not be viewed as the amount you would receive in the event that we were to list our shares in the future, to liquidate our assets and distribute the proceeds from such transaction to our stockholders or to complete a strategic transaction such as a sale of the Company.

•	The Company has a limited operating history as a self-advised REIT, which makes the Company’s future performance and the performance of your investment difficult to predict.

•

The Company’s growth will partially depend upon future acquisitions of properties, and the Company may not be successful in identifying and consummating suitable acquisitions that meet the Company’s investment criteria, which may impede the Company’s growth and negatively affect the Company’s results of operations.

•

If the Company uses significant cash balances and debt capacity to repurchase shares of the Company’s common stock, the Company would have a reduced capacity to acquire additional properties, which could impede the Company’s growth.

•

The Company depends on tenants for its revenue, and accordingly, lease terminations and/or tenant defaults, particularly by one of the Company’s large, lead tenants, could adversely affect the income produced by the Company’s properties, which may harm the Company’s operating performance.

•	The Company is dependent on external sources of capital, which may not be available on favorable terms, if at all.

•

The allocation of calendar year 2008 shares for ordinary redemptions under the Company’s share redemption program was exhausted as of June 30, 2008. Although the redemption pool for ordinary redemptions is scheduled to reset on January 1, 2009, the Board of Directors may amend, suspend or terminate the share redemption program at any time upon 30 days’ notice and may suspend it without prior notice in certain circumstances.

•

The Company’s cash flows from operations depend significantly on market rents and the ability of its tenants to make rental payments. A general economic downturn, such as the one currently occurring, or a downturn in one of the Company’s core markets, could adversely influence the Company’s lease renewals and market rent rates that would in turn negatively impact the Company’s operating cash flows. In the event the economy continues to deteriorate or capital expenditure requirements necessary to maintain the Company’s properties increase, the Company may choose to lower the dividend rather than put pressure on its investment grade credit rating or accumulate significant borrowings to meet a dividend level higher than operating cash flow would support.

•

The Company’s funds generated from future operations may not be sufficient to cover desired levels of distributions to the Company’s stockholders, and the Company’s distributions may change from the levels the Company has historically paid.

•

The Company faces considerable competition in the leasing market and may be unable to renew or re-let expiring leases, which may ultimately decrease or prevent increases in the occupancy and rental rates of the Company’s properties.

•

The Company depends on key personnel, including, but not limited to, Donald A. Miller, Robert E. Bowers, Laura P. Moon, Raymond L. Owens and Carroll A. Reddic, each of whom would be difficult to replace.

•

Failure to qualify as a REIT would reduce the Company’s net income and cash available for distributions. Even if the Company qualifies as a REIT, the Company may incur certain tax liabilities that would reduce the Company’s cash flow and impair the Company’s ability to make distributions or to meet the annual distribution requirement for REITs.

•

Provisions of the Company’s organizational documents, including a limitation on the number of shares a person may own, and provisions of Maryland law may discourage third parties from pursuing a change of control transaction that could involve a premium price for the Company’s common stock or otherwise benefit the Company’s stockholders.

•

Because the Company is primarily focused on the acquisition, ownership, management and development of office properties, the Company’s business and operating results would be adversely affected by an economic downturn in the office sector of the property market. Such a downturn would have a greater adverse effect on the Company’s rental revenues than if the Company owned a more diversified real estate portfolio.

In addition to the foregoing, the Company faces certain additional risks as described more fully in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on March 26, 2008 and incorporated herein by reference.

Item 9.	Materials to Be Filed as Exhibits

Exhibit No.	Document
(a)(1)	Letter to the stockholders of Piedmont Office Realty Trust, Inc. dated September 18, 2008*

(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A dated July 30, 2008 filed by Piedmont Office Realty Trust, Inc. with the SEC on July 23, 2008**

(e)(2)	Excerpts from the Annual Report on Form 10-K filed by Piedmont Office Realty Trust, Inc. with the SEC on March 26, 2008**

*	This letter will be mailed to the Company’s stockholders along with a copy of this Solicitation/Recommendation Statement on Schedule 14D-9.
**	Incorporated by reference as provided in Items 3 and 8 hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

PIEDMONT OFFICE REALTY TRUST, INC.

By:	/s/ Donald A. Miller, CFA

Date:	September 18, 2008

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)	Letter to the stockholders of Piedmont Office Realty Trust, Inc. dated September 18, 2008*

(e)(1)	Excerpts from the Definitive Proxy Statement on Schedule 14A dated July 30, 2008 filed by Piedmont Office Realty Trust, Inc. with the SEC on July 23, 2008**

(e)(2)	Excerpts from the Annual Report on Form 10-K filed by Piedmont Office Realty Trust, Inc. with the SEC on March 26, 2008**

*	This letter will be mailed to the Company’s stockholders along with a copy of this Solicitation/Recommendation Statement on Schedule 14D-9.
**	Incorporated by reference as provided in Items 3 and 8 hereto.